Management’s Discussion and Analysis

For the Year Ended December 31, 2011

Dated: March 27, 2012

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Year Ended December 31, 2011

Introduction

This Management’s Discussion and Analysis (“MD&A”) of Quaterra Resources Inc. (“Quaterra” or the “Company”) has been prepared by management in accordance with the requirements under National Instrument 51-102 as of March 27, 2012, and provides comparative analysis of Quaterra’s financial results for the years ended December 31, 2011 and 2010.

The following information should be read in conjunction with the Company’s audited consolidated financial statements for the years ended December 31, 2011 and 2010 and the related notes thereto. The Company reports its financial position, results of operations and cash flows in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). A reconciliation of Canadian generally accepted accounting principles (“GAAP”) to IFRS is disclosed in Note 17 of the financial statements. All amounts contained herein are in Canadian dollars, unless otherwise indicated.

Quaterra is a Canadian-based, junior exploration company focused on making significant mineral discoveries in North America. It is currently exploring for copper, precious metals, molybdenum, and uranium in the United States and Mexico. The Company’s preference is to acquire a 100% interest in properties on reasonable terms and maintain this interest through initial evaluation.

The Company’s shares are listed on the TSX Venture Exchange under the symbol “QTA” and NYSE AMEX under the symbol “QMM”. Additional information related to Quaterra is available on the Company’s website at www.quaterra.com, on SEDAR at www.sedar.com or the United States Securities and Exchange Commission www.sec.gov.

Certain forward-looking statements are discussed in the MD&A with respect to the Company’s activities and future financial results. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, as they are subject to significant risks and uncertainties that may cause projected results or events to differ materially from actual results or events.

Dr. Thomas C. Patton, P. Geo., the President and Chief Executive Officer, and Mr. Eugene Spiering, Vice President Exploration of the Company are the qualified persons responsible for the preparation of the technical information included in this MD&A.

Overall Performance

Corporate Development

Warrants totaling 7,348,540 and 4,502,692 issued under the private placements closed on September 29, 2009 and October 28, 2009, respectively, were exercised during the year at a price of $0.75 yielding gross proceeds of $8.9 million. Proceeds of the warrant exercise have been used to fund the Company’s exploration programs at the MacArthur and Yerington copper projects in Nevada and the Nieves Silver project in Mexico, as well as general and administration expenses.

On September 21, 2011, the Company appointed Mr. Steven Dischler as the Vice President and General Manager at the Yerington project in Nevada. Mr. Dischler has been involved with the permitting and development of several major mining projects across the U.S., including the underground sulfide Crandon Mine in Wisconsin, the underground nickel-copper Eagle Mine in Michigan and the open pit copper Flambeau Mine in Wisconsin. As general manager Mr. Dischler is responsible for moving the Yerington-MacArthur copper mining complex forward towards production.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Year Ended December 31, 2011

On February 4, 2011, the Company closed its second financing with Goldcorp Inc. (“Goldcorp”) pursuant to the Investment Framework Agreement (“IFA”) signed on January 29, 2010. The private placement consisted of 3,293,407 units at $1.82 per unit for gross proceeds of US$6.0 million. Each unit comprised one common share of the Company and one-half of a share purchase warrant exercisable at $2.27 per share for a period of two years.

The funds were used in the Company’s generative exploration program in central Mexico.

Corporate Development - Property

Subsequent to an agreement with Grande Portage Resources Ltd. (“Grande Portage”) dated June 16, 2010, on October 26, 2011, the Company entered into a joint venture agreement with Grande Portage Resources Ltd. for the Herbert Glacier gold project located near Juneau, Alaska. Grande Portage acquired a 65% interest and the Company retains a 35% interest in this project. Each party has agreed to bear its proportionate share of costs for the further exploration and development of the project.

On October 20, 2011, the Company added two properties to the Goldcorp IFA: El Calvo gold, located in the central Mexican state of San Luis Potosi, and Microondas gold-silver, located in Zacatecas State, Mexico. Drilling began in November 2011.

On August 1, 2011, the Company entered into an option agreement with a private owner to acquire a 100% interest in certain mining claims situated in Lyon County, Nevada for US$500,000. The Company has an option at any time to purchase the property for the difference between US$500,000 and the sum of the amount previously paid.

On July 4, 2011, the Company announced that it finalized an option agreement with La Cuesta International, Inc. (LCI) to acquire a 100% interest in the Microondas prospect located in Zacatecas State, Mexico, about 17 kilometers south-southeast of Rio Grande.

The property covers an area of 9,057 hectares (35 square miles) and is prospective for vein and stockwork related gold-silver mineralization with bulk tonnage potential. Quaterra´s near-term plans include geologic mapping, sampling and geophysical surveys to define drill targets.

Quaterra has the right to earn a 100% interest in the property by making semi-annual lease/pre-production payments and paying a 1% Net Smelter Return royalty (“NSR”) payment that is capped at US$5 million. A portion of the property carries a 2% NSR royalty. Quaterra may issue to LCI 20,000 common shares or, at its option, the cash equivalent on or before May 15, 2012.

On June 15, 2011, the Company entered into an option agreement with Nevada Alaska Mining Co., Inc. to acquire a 100% interest in certain mining claims in Esmeralda County, Nevada for US$1 million over ten years. A 2% NSR is required upon commercial production.

On May 26, 2011, the Company entered into a mining lease with an option to purchase agreement with Majuba Mining Ltd. to earn an interest in certain unpatented mining claims in Lyon County, Nevada, for US$1.61 million. The company is required to incur a total of US$300,000 exploration work on or before the third anniversary and any difference between the actual expenditures and US$300,000 is required to be paid in the event that less than US$300,000 is so expended. The project is subject to 3% NSR upon commencing commercial production of which 1% can be bought at US$1,500,000.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Year Ended December 31, 2011

On May 12, 2011, the Company announced its acquisition of the Butte Valley porphyry copper prospect, located in White Pine County, Nevada. The property consists of approximately 45 square miles of mineral rights obtained by optioning and staking a total of 1,483 unpatented U.S. lode claims. To earn a 100% interest, the Company is required to make staged option payments totaling US$1 million over ten years and pay a 2.5% NSR, 1% of which may be purchased for US$ 1million.

On April 27, 2011, the Company completed the purchase of the Yerington property from Arimetco, Inc. Assets purchased include 4.2 square miles of patented claims and fee mineral properties centered on the former Anaconda open pit copper mine containing an historic resource estimate in excess of four billion pounds of copper, and 8,600 acre feet per year of water rights. This property, together with 9.3 and 13.2 square miles of unpatented claims at Yerington and nearby MacArthur respectively, provides the Company with a significant land position in the center of a copper camp.

Update on Mineral Properties

MacArthur Property – Nevada

The Company’s MacArthur project is a secondary enriched acid soluble copper deposit with the potential of sustaining a large run-of-mine heap leach operation using a solvent extraction/electrowinning (SXEW) process for low cost production. The Company initiated exploration drilling in April 2007 and as of December 2011, had completed a total of 203,700 feet of drilling in 402 holes on the property. The drilling program has delineated a widespread blanket of acid soluble copper oxide and chalcocite mineralization above primary copper mineralization that may represent the fringes of a major copper porphyry system.

Tetra Tech, Inc. (“Tetra Tech”) of Golden, Colorado completed an updated NI 43-101 compliant independent resource estimate and technical report for the MacArthur Copper Project in January 2011. The Tetra Tech report concludes that the MacArthur project contains a measured and indicated oxide/chalcocite resource of 143.7 million tons averaging 0.192% total copper (TCu) that contains 551.6 million pounds of copper using a cut-off 0.12% TCu; an inferred oxide/chalcocite resource of 215.0 million tons averaging 0.197% TCu that contains 846.8 million pounds of copper at a cut-off of 0.12% TCu; and an inferred primary sulfide resource of 74.1 million tons averaging 0.256% TCu that contains 379.5 million pounds of copper at a cut-off of 0.15% TCu.

A summary of Tetra Tech’s resource estimate is shown below:

MacArthur Copper Project
Oxide and Chalcocite Material

Cutoff	Tons	Average Grade	Contained
Grade			Copper
(%TCu)	(x1000)	(%TCu)	(lbs x 1000)
Measured and Indicated Copper Resources
0.12	143,721	0.192	551,601
0.20	46,027	0.263	241,918
0.25	17,676	0.330	116,803
Inferred Copper Resources
0.12	215,043	0.197	846,839
0.20	63,538	0.306	389,234
0.25	30,740	0.397	243,953

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Year Ended December 31, 2011

MacArthur Copper Project
Primary Material

Cutoff	Tons	Average Grade	Contained
Grade			Copper
(%TCu)	(x1000)	(%TCu)	(lbs x 1000)
Measured and Indicated Copper Resources
0.15	1,448	0.218	6,325
0.20	639	0.269	3,443
0.25	353	0.309	2,179
Inferred Copper Resources
0.15	74,090	0.256	379,489
0.20	39,476	0.328	259,120
0.25	28,347	0.370	209,995

A total of 81,560 feet were drilled in 153 holes at MacArthur during 2011. The drilling program completed 69,890 feet in 147 RC holes and 11,760 feet in 6 core holes. The program had the twin goals of enlarging and upgrading the status of the inferred resources through step-out and infill drilling and exploring for primary sulfide mineralization related to a copper porphyry system at depth.

The RC drilling program was initiated with step-out and infill holes along the western and northern margins of the deposit. The results confirmed that MacArthur remains open for the definition of additional acid-soluble copper mineralization. As the program progressed to the east, several holes encountered higher grades of continuous chalcocite and copper oxide mineralization in zones averaging 40 feet or more in thickness in the area now referred to as the “Ridge Zone”.

The extent and continuity of the mineralization in the Ridge Zone is uncertain because a number of marginally mineralized vertical holes in the initial 500-foot spaced drilling program encountered a system of barren hornblende dikes that cross-cut the area. To address the uncertainty and to test high-angle northeast and northwest trending mineralized structures that form an important component of the acid-soluble copper deposit, an infill drilling program was completed on 250-foot centers in the principal areas with higher grade potential.

The 2011 RC program encountered some of the better grades and intercepts of acid soluble copper mineralization drilled on the property. Hole QM-187, drilled 2,000 feet north of the MacArthur pit, and intersected 90 feet of predominantly chalcocite mineralization averaging 1.66% total copper (TCu) starting at a depth of 310 feet. This intercept includes 40 feet assaying 3.49% TCu. Hole QM-180 along the northwestern margin of the zone intercepted 40 feet averaging 1.37% TCu at a depth of 360 feet. To the south near the northern pit outline, hole QM-193 intercepted 150 feet averaging 0.62% TCu at a depth of 60 feet. The results of the 2011 drilling program will be incorporated into an updated NI 43-101 compliant resource estimate in early Q2 2012.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Year Ended December 31, 2011

Exploration for a deep porphyry system at MacArthur completed 11,287 feet of drilling in 5 holes during the 2011 program. The last hole of the program, QM-164, intercepted one of the best primary copper intercepts yet identified on the project with 64 feet of disseminated chalcopyrite mineralization in sodic altered granodiorite averaging 1.31% TCu at a depth of 1,673 feet. The intercept includes a high grade zone of 29 feet averaging 2.21% TCu. QM-164 also intercepted a shallower zone of both vein and disseminated chalcopyrite at a depth of 685 feet that averages 0.34% TCu over a thickness of 96.5 feet. QM-164 extended the mineralized zone identified in QM-100 a distance of 1,000 feet to the north. Mineralized zones within potassic halos in holes QM-165 to the west and in QM-163 to the east are consistent with those that could fringe a porphyry copper center. The North Porphyry mineralization remains open and untested to the north.

In addition to the infill and deep exploratory drilling at MacArthur, a total of 3,758 feet were drilled in 27 large diameter (PQ) holes to provide samples for column leach tests during 2011. The material was shipped to METCON Research of Tucson, Arizona, for column leach testing. The preliminary test results together with the results of a limited program of bottle roll tests and historic metallurgical studies will be used to estimate cost and recoveries for the geological block model to be used in the MacArthur Preliminary Economic Assessment (PEA).

Future plans for the MacArthur project include the completion of an updated NI 43-101 compliant resource estimate and PEA which will incorporate the results of the 2011 drilling program and metallurgical testing. The PEA results will be used to determine what additional drilling may be required to bring the project to a prefeasibility status and to evaluate the potential to integrate it into a larger operation that includes the Yerington Copper property. This stage of a project generally includes additional infill and sterilization drilling, metallurgical testing and geotechnical work as well as environmental studies, permitting and engineering. M3 Engineering and Technology Corp. of Tucson, Arizona has been contracted to complete the PEA.

Acquisition costs incurred to December 31, 2011 were $2,358,534 and exploration expenditures were $17,144,368 for a total of $19,502,902. Acquisition costs incurred to December 31, 2010 were $1,731,500 and exploration expenditures were $10,820,796 for a total of $12,552,296.

Yerington – Nevada

On April 27, 2011, Quaterra’s wholly owned subsidiary, Singatse Peak Services LLC. (“Singatse”) finalized the acquisition of the Yerington mine through the purchase of all Arimetco assets in the Yerington Mining District. The assets include 2,768 acres of patented claims and fee mineral properties, 8,600 acre feet per year of water rights, and 37,000 acre feet of water in the Yerington pit. A total of 9,442 acres covered by 457 unpatented mining claims staked by the Singatse on surrounding BLM land complete Company’s control of approximately 19 square miles that comprise the project’s mineral rights.

Tetra Tech, Inc. of Golden, Colorado completed a NI 43-101 compliant independent resource estimate and technical report for mineralization in and around the historic Yerington Mine in February 2012. Using a cutoff of 0.2% TCu, the Yerington Mine's measured and indicated primary copper resource totals 71.8 million tons averaging 0.30% TCu and contains 430 million pounds of copper. An inferred primary copper resource of 63.9 million tons averaging 0.25% TCu contains 323 million pounds of copper. Acid-soluble oxide/chalcocite mineralization includes a measured and indicated resource of 9.4 million tons averaging 0.30% TCu (57 million pounds of copper) and an inferred resource of 8.6 million tons averaging 0.28% TCu (47 million pounds of copper).

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Year Ended December 31, 2011

A summary of Tetra Techs resource estimate is shown below:

Yerington Copper Project
Oxide and Chalcocite Material

Cutoff	Tons	Average Grade	Contained
Grade			Copper
(%TCu)	(x1000)	(%TCu)	(lbs x 1000)
Measured and Indicated Copper Resources
0.12	18,391	0.23	85,886
0.20	9,445	0.3	57,237
0.25	5,563	0.36	39,953
Inferred Copper Resources
0.12	24,703	0.2	97,873
0.20	8,596	0.28	47,347
0.25	4,215	0.33	28,021

Yerington Copper Project
Primary Material

Cutoff	Tons	Average Grade	Contained
Grade			Copper
(%TCu)	(x1000)	(%TCu)	(lbs x 1000)
Measured and Indicated Copper Resources
0.15	93,893	0.27	507,961
0.20	71,781	0.3	429,968
0.25	46,991	0.34	318,599
Inferred Copper Resources
0.15	123,366	0.21	529,734
0.20	63,918	0.25	322,530
0.25	26,700	0.29	157,103

The results of the NI 43-101-compliant resource estimate compare favorably to the noncompliant historical estimates of copper remaining in and around the Yerington pit after the mine shut down (K. L. Howard, Jr., Anaconda Internal Memo, 1979). The 1979 estimate contained no classification for measured, indicated, or inferred, so direct comparison can only be made when considering all classes of the current estimate.

Using the same 0.2% TCu cutoff, the Tetra Tech estimate is 127% of the total tonnage, 81% of the average grade, and 104% of the total pounds of contained copper in the 1979 Anaconda estimate of 121 million tons with an average grade of 0.34% Cu containing approximately 831 million pounds of copper. The lower grade and higher tonnage of the Tetra Tech estimate are attributed to the effects of the kriging estimation method used for modern resource estimates. A nearest neighbor model run by Tetra Tech to test the results raised the average grade of the deposit to 0.32% TCu.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Year Ended December 31, 2011

The 1979 estimate cited approximately 84% of the total contained copper (696 million pounds of copper in 97.8 million tons with an average grade of 0.356% Cu) as being within the original Anaconda pit design, suggesting that a significant portion of the Yerington resource may be mined without a pushback or major changes to the upper walls of the Anaconda pit.

The current Tetra Tech resource estimate is based upon Singatse's 2011 drilling as well as historic drill holes taken from scanned pages of assay and/or geologic data which were reviewed and digitally recorded by Singatse personnel. The digital data entry was validated by Tetra Tech against historic sections and was considered to be compliant, based upon results of 18 twin holes and 5,446 feet of core from Anaconda holes which were assayed by Singatse. The twinned drill intercepts statistically confirmed that the new compliant data support use of the historical data, as did the new core assays which were well within the expected norms for corroborating the old with new data.

In addition to the twin holes, the Singatse’s 2011 drilling campaign completed 13,100 feet of RC exploration drilling in 24 holes near the Yerington Pit to target possible extension to the mineralization. Hole SP-36, located along south central margin of the pit intercepted 95 feet averaging .28% TCu at a depth of 230 feet.

The data review for the Yerington Technical report indicate that mineralization at Yerington is open to depth and along strike. Many of the historic holes in the pit were stopped in mineralization. Drill hole intercepts along the western edge of the pit are some of the best in the database. Twin hole SP-04 at the northwest end of the pit, intercepted 524.5 feet averaging 0.35%TCu starting at a depth of 228.0 feet including 88 feet of 0.69%TCu at a depth of 265 feet.

The Tetra Tech resource estimate is included with a description of the project history, geology, mineralization, sampling procedures, and laboratory Quality Assurance/Quality Control procedures. The NI 43-101 Technical Report is available at www.sedar.com. The Qualified Person for the Yerington Copper Project resource estimate and the technical report is Rex Clair Bryan, Ph.D., Sr. Geostatistician for Tetra Tech, Golden Colorado.

Quaterra believes the Yerington Copper Project has potential for significant additional copper resources. Historic and current drilling data indicate that limits to the mineralization at the Yerington Mine have not yet been found, both horizontally and vertically. The Company is planning additional exploration and in-fill drilling to both expand and upgrade the current NI 43-101 compliant copper resources of the project. Future drilling is planned to target the pit area below the 3,000 feet level where only four deep historic holes (D158, D152, D174, and V2-28-33) have actually explored the deep vertical projection of mineralization. Three of five holes drilled along a N-S oriented section through the pit during the period of 1969 -1970 defined a series of nested, concave upward, grade shells that are elongated down the N 70º dip of the dikes with the 0.2% Cu zone extending to approximately the 2,600 level; an overall dip distance of 2,200 feet. Although the program encountered an increasing ratio of pyrite to chalcopyrite, there was no indication of a “barren core”, and the porphyry dikes showed a “remarkable continuity” down dip. The drilling data also established a 250 to 500 foot thick zone of fracture hosted and disseminated molybdenum mineralization that wraps around the sulfide zone near the chalcopyrite/ chalcopyrite-pyrite transition.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Year Ended December 31, 2011

Historic resources in the residuals (dumps and tailings) of the Yerington Copper Project also reflect a notable potential that need to be more fully evaluated in order to bring those resources into NI 43-101 compliant standards. A sonic drilling program is planned to sample and characterize the residuals on the property. A historically estimated 124 million tons of mineralized material are thought to remain at the Yerington minesite from previous operations in low grade stockpiles, heap leach pads and piles of vat leach tails.

Metallurgical testing is planned for both the residuals and core from sulfide mineralized zones below the pit and oxide copper mineralization in the vicinity of the mine. The test results will be used in an economic assessment of the property and an assessment of the merits of a possible integration of the MacArthur and Yerington operations.

The Bear porphyry deposit also remains unconstrained by drilling. Although it contains no NI 43-101 compliant resources, historical drilling has indicated a large body for copper mineralization that will ultimately need delineation by additional drilling.

Acquisition costs incurred to December 31, 2011 were $2,803,906 and exploration expenditures were $3,623,164 for a total of $6,427,070. Acquisition costs incurred to December 31, 2010 were $2,100,233 and exploration expenditures were $839,354 for a total of $2,939,587.

Herbert Glacier, Alaska

The Herbert Glacier project is an early stage, partially drill-tested, high-grade, gold mineralized mesothermal quartz vein system in the historic Juneau Gold Belt of southeast Alaska, consisting of 105 unpatented lode claims located 30 km north of Juneau and to the south of Coeur Alaska's new Kensington gold mine. The property covers six parallel vein structures exposed at the toe of a retreating glacier.

Grande Portage Resources Ltd., the Company’s joint venture partner and operator of the project, has drilled a total of 17,329 feet at the Herbert Glacier project in 30 holes during the 2011 field season; and has reported the intersection of high grade gold mineralization in 5 separate zones, four of which are new discoveries. Grande Portage completed its 2011 fieldwork by identifying numerous deep targets to be drilled in the 2012 season.

Sixteen holes have tested the Deep Trench Vein. Hole 11E-2, drilled at an angle of minus 62 degrees, intersected the vein with a true width of 28.7 feet averaging 1.08 oz/ton gold at a downhole depth of 449.8 feet. The western most platform on Deep Trench vein, the F platform, also showed impressive values in drill hole 11F-3. At a depth of 131 feet, 11F-3 intercepted a brecciated quartz vein that assayed 0.37 oz/ton of gold over 11.5 feet. Significant values were seen in all of the holes testing the vein from the G platform. Trench samples taken from the vein near the E platform encountered strong gold values with assays up to 1.17 oz/ton gold. Grand Portage reports that data collected thus far from E Platform drill-holes and surface exposures show known mineralization in the Deep Trench Vein over a vertical extent of at least 1,300 feet, and remaining open at depth. The vein has a known strike length of almost 3,280 feet.

Hole 11I-4, one of thirteen holes testing the Main and Ridge Vein systems, was drilled at an azimuth of 207 degrees and an angle of -64 degrees to a total depth of 562 feet. The hole intersected the Main Vein with a true thickness of 5.7 feet averaging 0.11 oz/ton gold and 42.7 oz/ton silver at a downhole depth of 506 feet. This intercept occurs near the western limit of exploration on the Main Vein immediately beneath the major contact between the normal host quartz diorite and low-grade metasediments and volcanics. Grand Portage believes that it represents a new target type defined by bonanza grade mineralization produced by the sudden changes in geochemistry, and possibly pressure and temperature at the lithologic contact described above. This hypothesis will be further tested by drilling in 2012.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Year Ended December 31, 2011

Grand Portage is planning a drilling program to use two drills throughout the next phase of work on the project. The program is designed to test the Main, Goat, and Deep Trench veins on 500 to 650 foot centers for vein extensions laterally and at depth. Shallower holes are planned for infill with purpose of outlining ore shoots in identified structures.

An independent NI 43-101 compliant resource estimate and technical report for the Herbert Glacier project is expected for completion in Q2 2012. The report will include the results of exploration conducted by Grand Portage during 2010 and 2011.

Acquisition costs incurred to December 31, 2011 were $120,357 and exploration expenditures were $554,119 for a total of $674,476. Acquisition costs incurred to December 31, 2010 were $113,713 and exploration expenditures were $137,370 for a total of $251,083. Grande Portage acquired its 65% joint venture interest by expending $1.25 million.

Arizona Strip Uranium Project – Arizona

Quaterra’s Arizona Strip uranium project totals approximately 38 square miles with more than 200 VTEM geophysical anomalies. The Company’s land position controls much of the future production potential of the northern district of the Arizona Strip. Quaterra’s assets include 3 mineralized breccia pipes; one (A-20) which could be among the larger identified in the district, 4 drill-defined pipe structures that remain untested in the favorable horizon for uranium mineralization, and 5 possible structures that have been defined by shallow drilling or have collapse structures clearly visible at the surface.

On January 9, 2012, the DOI announced a Public Land Order to withdraw approximately one million acres of Federal land for a twenty year period. The stated effect of the order is to withdraw the acreage from new mining claims and sites under the 1872 Mining Law, subject to valid existing rights and does not prohibit previously approved uranium mining, or development of new projects that could be approved on claims and sites with valid existing rights. The withdrawal order affects all 1,000 of Quaterra’s unpatented claims on Federal lands but does not affect future exploration or development on the Company’s 5.9 square miles of State leases.

On state land unaffected by the federal withdrawal, the Company has mineral exploration permits over a total of 3,773 acres. It includes 9 separate blocks that control a total of 20 breccia pipe targets including 15 high and moderate priority VTEM anomalies. Nine targets have State approved permits for drilling.

Because the Arizona Strip represents one of the few areas in the U.S. that has been officially set aside for mining and public use by an act of Congress, the DOI’s decision to withdraw federal lands in the district has become the subject of litigation. The Nuclear Energy Institute, together with the National Mining Association, filed a lawsuit in U.S. Federal District Court in Arizona on February 27, 2012 seeking to reverse the DOI’s withdrawal order. The lawsuit argues that the DOI “lacks legal authority to make withdrawals of public lands exceeding 5,000 acres,” and that the land withdrawal is an “arbitrary agency action” under the Administrative Procedure Act

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Year Ended December 31, 2011

The Northwest Mining Association filed a separate complaint on March 6, 2012 relating to violations of the Federal Land Policy and Management Act (FLPMA), the National Forest Management Act (NFMA), NEPA and the unconstitutional violation of the Presentment Clause of the U.S. Constitution. The complaint requests the Federal District Court in Arizona to “declare the DOI’s actions: “(a) arbitrary, capricious, an abuse of discretion, or otherwise not in accordance with law; (b) contrary to constitutional right, power, privilege, or immunity; (c) in excess of statutory jurisdiction, authority, or limitations, or short of statutory right; and/or (d) without observance of procedure required by law.”

Additional litigation is in pending by the Arizona Utah Local Economic Coalition (Coalition), which includes Mohave County, Arizona and Washington, Kane and San Juan Counties, Utah, as co-plaintiffs. The Coalition complaint is expected to focus on the failure of the BLM to coordinate with County governments in the FEIS process.

Quaterra has retained legal counsel to advise upon its appropriate remedies related to the withdrawal. The Company considers it premature to judge the effect of the decision on our Federal mining claims until the BLM clarifies the issues of “valid existing rights” as they apply to a number of its mineral claims. Quaterra’s past exploration and development work has enhanced several claims to the category where Quaterra believes they could be developed based upon existing rights.

For the past two years, since the commencement of the withdrawal process, the Company has not expended significant amounts of money on the Arizona uranium claims pending the withdrawal decision and has suspended plans to continue to develop uranium claims on Federal land while the issues are resolved politically or judicially.

The Company remains optimistic that efforts to withdraw federal lands will not be successful. The uranium of this district represents significant domestic supply of energy and many jobs at a time when both are critical to the needs of the U.S.

Acquisition costs incurred to December 31, 2011 were $4,761,909 and exploration expenditures were $7,728,123 for a total of $12,490,032. Acquisition costs incurred to December 31, 2010 were $4,458,996 and exploration expenditures were $7,611,207 for a total of $12,070,203.

Nieves Property – Mexico

Quaterra Resources Inc. and 50% joint-venture partner Blackberry Ventures 1, LLC, have completed an additional fifteen holes (QTA 170-QTA 184) totaling 3,415.25 meters at the Nieves silver property in northern Zacatecas, Mexico. These holes, which were drilled during Q4 2011, were designed to test the eastern and western extensions of the La Quinta-Concordia vein system and possible shallow, up-dip extensions of mineralization; and to further evaluate the Santa Rita vein.

Concordia West vein: Concordia vein stockwork mineralization has been delineated on a minimum spacing of 100 meters over a total strike length of 1,000 meters. Mineralization appears to be cut off on the west by holes QTA 166, 173 and 175; and thins markedly to the east in hole QTA 183. All four holes targeting shallow up-dip mineralization (QTA 178, 179, 180, and 182) intersected weak to moderate silver grades, most notably QTA 178 with 36.2 meters averaging 59 g/t silver beginning at a downhole depth of 25.8 meters; and hole QTA 182 with 56.0 meters averaging 26 g/t silver beginning at a downhole depth of 13.0 meters.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Year Ended December 31, 2011

Santa Rita vein. Four additional holes (QTA 171, 174, 177 and 181) were unsuccessful in finding areas of higher grade. Drilling has systematically tested the vein over approximately 500 meters along strike but has yielded only thick intervals of low grade silver mineralization.

These holes are the last of a 73- hole program begun in September 2010 totaling 18,547 meters, none of which are included in the 43-101 resource estimate completed by Caracle Creek International Consulting Inc. in August 2010. The objectives of the program were primarily to determine the limits and up dip extensions of mineralization along the Concordia and Gregorio North vein systems; to test numerous IP anomalies on several other vein systems, particularly the Santa Rita and California veins; and to evaluate other interesting targets in the general area.

Principal conclusions are as follows:

  The Concordia vein, including the La Quinta zone, has been drilled on a minimum spacing of 100 meters over a strike length of 1,000 meters. It appears to be cut off on the west and thins substantially to the east.
  The Gregorio North vein extends an additional 500 meters to the west, but at reduced thicknesses and grades.
  The California vein shows somewhat erratic zones of both high and low grade mineralization over a strike length of approximately 350 meters. It does not appear to be a stand alone target but may warrant additional drilling.
  The Santa Rita vein was tested systematically over a distance of 500 meters along strike. Although thick intervals of low grade silver mineralization were intersected, grades are insufficient to represent a stand-alone target.
  Two additional claims covering 12,064 hectares were staked in 2011 to cover possible westward projections of the vein system. Titles are pending. An IP survey has been completed in the area of the new claims and results are expected during Q2 2012.

Caracle Creek is currently conducting additional work on the Nieves silver project. Quaterra expects that Caracle Creek will complete a further updated independent technical report in April 2012. An updated independent technical report may produce different resource estimates than Caracle Creek’s 2010 and 2009 technical reports. See “Mineral resource estimates are subject to updates which may differ from prior estimates and adversely affect the value of the Company’s properties” under the “Risks and Uncertainties” heading in this MD&A. Immediately after the completion of Caracle Creek’s updated independent technical report, Quaterra expects that a preliminary economic assessment will be completed by M3 Engineering and Technology Corp. of Tucson, Arizona.

Since inception to December 31, 2011, the Company had incurred $1,535,959 (December 31, 2010 - $1,472,896) for acquisition costs and $3,920,039 (December 31, 2010 - $2,780,131) for exploration expenditures giving a total of $5,455,998 (December 31, 2010 - $4,253,027) for its 50% interest in Nieves.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Year Ended December 31, 2011

Other Mexico Properties – Goldcorp IFA

Quaterra’s Investment Framework Agreement (IFA) signed by the companies provides Goldcorp with an option to acquire an interest in any mining properties held by or acquired by Quaterra in central Mexico (except the Nieves silver project) in return for funding a two year generative exploration program through a private placement investment of US$10 million in the Company. The terms of the option allow Goldcorp to acquire up to 65% in any property held by Quaterra by spending an additional US$2 million over a two-year period on advanced exploration on that property and by completing a feasibility study. Thereafter, Goldcorp will solely fund operations at the property until a production decision is made, at which point Quaterra will be responsible for contributing its proportionate share of expenditures.

During the fourth quarter of 2011, Quaterra initiated drilling on four new properties (Tecolotes, Onix, Microondas and El Calvo) and did follow-up drilling at Santo Domingo. Results are summarized below.

Tecolotes Project, Durango

The Tecolotes mining concession consists of approximately 11,000 hectares located in the southeastern corner of the state of Durango near the Velardeña mining district known for its historic and current production of silver, lead, zinc and copper. Geologic mapping, ground geophysical surveys and geochemical sampling have identified four targets at Tecolotes that form a linear distribution over approximately 6 km of strike length. The targets are aligned in a northwesterly direction that coincides with regional-scale folding and faulting of sedimentary rocks. The folding and faulting deformation has formed a conspicuous structural belt arcing across central Mexico that hosts some of the largest precious-base metal mines in Mexico. Geochemical sampling of Tecolotes outcrops demonstrates widespread distribution of anomalous concentrations of precious, base metals, and trace elements that collectively appear to outline a very large hydrothermal system, and may reflect alteration-mineralization zoning above a projected intrusive body underlying much of the Tecolotes mining concession. Outcrops of rhyolite at the northwestern-most exploration target may be related to the projected intrusive at depth.

A three hole diamond drill program was completed in February near the center of the overall target zone defined by anomalous values in gold, silver, arsenic and antimony along a northeasterly-trending fault zone that crosscuts a regional anticline. The drill holes varied from 351 to 556 m in depth and were inclined at -60 degrees to intercept the fault zone at shallow depths to test for open pit minable mineralization.

The geochemical assay data from all three drill holes is encouraging. Drill hole TEC-01 contains near-surface gold mineralization over 0.19 m averaging 1.9 g/t gold at a depth of approximately 29 m and 15.15 m of 0.104 g/t gold and 16.7 g/t silver from 68.85 to 84.00 m. The highest silver intercepts are at 141.22 to 142.08 m averaging 102 g/t silver and from 231.85 to 232.90 m averaging 94 g/t silver. Drill hole TEC-02 is located about 200 m west of TEC-01, and also encountered near-surface gold and silver mineralization from 78.79 to 81.00 m averaging 0.160 g/t gold and 7.0 g/t silver and 12.85 g/t silver from 114.10 to 114.47 m. Drill hole TEC-03 was drilled about 150 m east of TEC-01 and also intercepted both near-surface and deeper level silver mineralization. The interval from 75.50 to 76.25 m averages 0.103 g/t gold and 128 g/t silver, whereas 0.064 g/t gold and 35.4 g/t silver was penetrated from 76.25 to 77.20 m. At a deeper level, TEC-03 cut silver mineralization from 218.05 to 220.15 m which averages 29.38 g/t silver, and a second interval from 223.7 to 229.9 m that averages 36.2 g/t silver with lead up to 0.45% and zinc up to 1.24% . The combination of anomalous gold, silver, base metals and anomalous amounts of mercury, arsenic and antimony from near- surface to a depth of approximately 230 m suggest a favorable exploration potential related to the fault zone both along strike and at depth. Permits are underway to allow off-set drilling to these drill holes, and to test drill other Tecolotes target areas.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Year Ended December 31, 2011

Onix Project, Zacatecas

The Onix Project consists of 34,348 hectares in the northeastern part of the state of Zacatecas about 6 km from the historic mercury mines at San Felipe Nuevo Mercurio. The mining concession is a rather featureless plain with poorly exposed outcrops of Caracol Formation (intercalated sandstone, siltstone and shale. The major structures consist of veins of onyx up to several meters in width. The onyx veins strike approximately north-south in the center of the claim and approximately N30-40W on the eastern side of the claim. There is no evidence of outcropping intrusives but 2 isolated float specimens have been found in the claim in the Cerro Colorado and Field of Dreams areas.

Field mapping and geochemical sampling was started in September. Precious metal values in the geochemical samples taken to date have not shown any anomalous zoning and the airborne geophysical data has not been diagnostic. However, there are some favorable local structures and a distinctive regional structural fabric in the poorly exposed wall rocks, jasperoid breccias, minor shows of base metal mineralization, and locally anomalous heavy metals. Prior mapping in the area of the Field of Dreams identified phyllically altered Caracol sandstone, some with altered clasts of breccia.

In December a nine hole reverse circulation scout drilling program was completed during December 2012. None of the holes contain significant intervals of gold, silver or base metals. However, two hole separated by 550 meters each intersected semi-massive pyrite replacing sandstone-siltstone with milky to smoky quartz and arsenopyrite. Additional drilling will be necessary to evaluate the apparently large sulfide system present under cover. The project has not been explored by modern exploration methods initial work indicates considerable potential for a large hydrothermal ore system on the property.

Microondas Project, Zacatecas

The Microondas gold-silver property consists of 9,057 hectares in Zacatecas State, Mexico, located within the Fresnillo silver trend that has produced several billion ounces of silver. The property is easily accessible by paved highways connecting to the city of Zacatecas, 120 kilometers to the southeast and to the town of Rio Grande, 15 kilometers to the northeast. The initial target is a 1.4 square kilometer area with widespread argillic alteration prospective for a high sulfidation type precious metal system. Quaterra´s surface sampling identified gold values from trace to 0.3 g/tonne and silver values from trace to 29 g/tonne, along with strongly anomalous arsenic, antimony and mercury. A nine diamond drill hole exploration program began in Q4 2011. All nine drill holes have been completed but assay data is still pending for the last two drill holes. The host rock is Caracol Formation, an upper Cretaceous unit consisting of fine to coarse grained sandstone and calcareous shale.

Although the Microondas drill core exhibits conspicuous argillic alteration, silification, brecciation, high pyrite content and structural textures indicative of a potent hydrothermal system, the gold and silver values in these drill holes is not present in significant thicknesses or grades in the first seven drill holes. Likewise copper, lead and zinc are below anomalous values. Trace elements arsenic, mercury and antimony are present in high concentrations from the surface to the lowest levels of drilling. In general these trace elements show similar patterns in the subsurface, with the arsenic halo being the most widespread. The geological and geochemical data, together with drilling results, are being reviewed to determine if additional drilling is warranted.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Year Ended December 31, 2011

El Calvo Project, San Luis Potosi

The El Calvo gold property covers 5,830 hectares located in the Altiplano region of the central Mexican state of San Luis Potosí. Multiple sediment-hosted gold targets have been identified by mapping and sampling over a four square kilometer area within an isolated block of sedimentary rocks rising about 150 meters above a flat plain of post-mineral cover. El Calvo sedimentary rocks include favorable lithologic units that host disseminated/stockwork gold mineralization in the Camino Rojo and Peñasquito gold deposits about 100 and 150 kilometers north, respectively. In November 2011 a four drill hole program began at El Calvo. Initial drilling targeted the San Jose prospect where dumps with high-grade gold samples were identified. Three holes did not identify significant gold values but did penetrate a low-angle structure characterized by brecciation, solidification and elevated mercury and antimony values. Elevated arsenic extends upwards from the low-angle structure to the surface.

The data from the initial stage of drilling and mapping are being reviewed to determine possible controls on the surface gold anomalies and how the surface gold occurrences are related to the low-angle structure in the drill core. The results of an induced polarization survey conducted at El Calvo in late 2011 are still being processed and data from that survey may be useful in mapping the silicified low-angle structure in the subsurface. Favorable locations for additional drilling will include structural intersections of the low-angle structure with high-angle structures that contain anomalous gold.

Santo Domingo Project, Durango

The Santo Domingo project, located about 120 kilometers west-northwest of Durango in Durango State, is a copper-gold system hosted by both sedimentary rocks and a quartz porphyry intrusive. Seven widely spaced core holes were drilled during 2011 to test a number of geochemical and geophysical anomalies. Copper mineralization is widespread but low grade. In late 2011 two additional diamond drill holes were completed to test gold potential at depth beneath anomalous surface samples. Neither hole intercepted any significant widths of either gold or silver. The highest value of gold was 1.8 ppm in drill hole SDD-08 and at shallow depth below the surface gold anomalies. Strongly anomalous copper was encountered in both drill holes with the most continuous zone of copper being in SDD-09.

Progress on other prospects under the Goldcorp IFA is summarized below:

Sierra Sabino Project, San Luis Potosi

The Sierra Sabino project is in San Luis Potosí State, Mexico, about 120 kilometers south of Goldcorp´s Peñasquito mine. It is prospective for intrusive-related precious and base metal mineralization and is an Advanced Project as defined in the Goldcorp IFA. A total of 16 core holes have been drilled, primarily to evaluate a northwesterly-trending zone of anomalous gold geochemistry related to jasperoid and silicified limestone close to the western contact of a quartz porphyry stock. None of the 15 holes drilled within this zone intersected significant gold mineralization. One hole drilled into the contact of the quartz porphyry intrusive contains a 24 meter zone beginning at 388 meters of semi-massive to massive sulfide skarn averaging .0021 opt Au; 1.67 opt Ag; 0.33% Cu; 0.1% Pb; 0.23% Zn; 631 ppm W and 12 ppm Mo. Data evaluation is in progress to determine if additional work is warranted.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Year Ended December 31, 2011

Americas Project, Durango

The Americas project is located in southern Durango State, close to its border with Zacatecas State and near the small village of Doce de Diciembre. Recent work has focused on the area in and around the Marimar vein, where core hole AMD-03 intersected 2.5 meters averaging 222 g/tonne silver, beginning at a downhole depth of 85.75 meters. As a deeper test, a second drill hole, AMD-11, was drilled in the same plane and below AMD-03. It intersected 1.29 meters of 83 g/tonne silver beginning at a downhole depth of 644 meters. Additional mapping and data review suggest that the most prospective search depth will be within the top 150 meters of the vein. Negotiations are underway to obtain long-term surface access and usage rights to the property and obtain permits to build new drill sites and necessary drill road access.

Mineral Property Expenditure

During the year ended December 31, 2011, the Company experienced a net increase in mineral property costs of $13,995,116. A summary of all mineral property expenditures by property can be found in Note 6 of the consolidated financial statements for the year ended December 31, 2011, a summary of which is presented in the following table:

Summary by	December	Additions				Change during	December
Expenditures	31, 2010	Q1	Q2	Q3	Q4	the year	31,2011

Total acquisition, net of cost recovery	$13,474,376	$1,312,713	$449,230	$1,148,942	$337,938	$3,248,823	$16,723,199
Total exploration, net of cost recovery	31,611,294	1,807,977	3,341,417	4,578,474	5,161,649	14,889,517	46,500,811
	45,085,670	3,120,690	3,790,647	5,727,416	5,499,587	18,138,340	63,224,010
Impairments	-	(2,748,934)	(1,434,290)	-	-	(4,183,224)	(4,183,224)
Total	$45,085,670	$371,756	$2,356,357	$5,727,416	$5,499,587	$13,955,116	$59,040,786

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Year Ended December 31, 2011

Summary by Mineral	December	Additions				Change during	December
Properties	31,2010	Q1	Q2	Q3	Q4	theyear	31,2011
Nieves, net of cost recovery	$4,253,027	$230,096	$131,916	$696,138	$144,821	$1,202,971	$5,455,998
Other properties in Mexico, net of cost recovery	7,406,407	544,233	620,197	866,919	1,904,944	3,936,293	11,342,700
MacArthur copper	12,552,296	1,560,883	2,179,037	1,627,768	1,582,918	6,950,606	19,502,902
Yerington copper	2,939,587	278,089	361,299	1,545,639	1,302,456	3,487,483	6,427,070
Alaskan properties	2,692,675	(2,440,790)	-	-	422,591	(2,018,199)	674,476
Uranium properties	12,070,203	39,244	75,943	250,310	54,332	419,829	12,490,032
Other properties, US	3,171,475	160,001	(1,012,035)	740,642	87,525	(23,867)	3,147,608
Total	$45,085,670	$371,756	$2,356,357	$5,727,416	$5,499,587	$13,955,116	$59,040,786

Review of Financial Results

For the year ended December 31, 2011 (“2011”), the Company reported a net loss of $11,264,539 compared to a net loss of $2,769,248 in the previous year (“2010”). A comparison of general administration expenses for 2011 and 2010 is provided in the table below.

General Administrative Expenses

General administrative expenses include overheads associated with administering the Company’s regulatory requirements and supporting the exploration activities.

	Year ended December 31,		Increase
	2011	2010	(decrease)
General and administrative expense
Administration and general	$701,670	$579,032	$122,638
Consulting	644,757	369,779	274,978
Depreciation	149,810	95,184	54,626
Directors' fees	110,294	113,240	(2,946)
Investor relations and communications	309,110	274,827	34,283
Personnel costs	1,152,792	833,372	319,420
Professional fees	429,889	473,532	(43,643)
Share-based payments	2,846,707	2,251,258	595,449
Transfer agent and regulatory fees	149,580	157,205	(7,625)
Travel & promotion	203,086	134,443	68,643
	$6,697,695	$5,281,872	$1,415,823

General administrative expenses increased by $765,748, or 26%, (excluding non-cash items), reflecting the Company’s increased activities in 2011.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Year Ended December 31, 2011

An analysis of the changes is outlined below:

a)	Administration and general office general expenses increased by $122,638 from $579,032 in 2010 to $701,670 in 2011 reflecting the expanded office operations in Yerington, Nevada.
b)

Consulting increased by $274,978 from $369,779 in 2010 to $644,757 in 2011 reflecting the Company’s engagement with a local community service provider in Yerington, Nevada regarding the exploration of mining opportunities at its Yerington property.

c)

The increases in investor relations and travel & promotion reflect the Company’s communications with investors through web/telephone conferences, implementing a new website and advertising in industry newspapers and magazines.

d)	Personnel costs increased by $319,420 from $833,372 in 2010 to $1,152,792 in 2011 resulting from the expanded operations noted above.
e)	Professional fees reduced by $43,643 from $473,532 in 2010 to $429,889 in 2011 reflecting the reduced legal fees in the current year.
f)

Share-based payments increased by $595,449 from $2,251,258 in 2010 to $2,846,707 in 2011. The values of share- based payments were determined by the Black-Scholes option pricing model recognized over the vesting period of options. See Note 8 in the consolidated financial statements for Black Scholes assumptions.

g)	Transfer agent and regulatory fees decreased by $7,625 from $157,205 in 2010 to $149,580 in 2011 due to the timing difference in expensing annual regulatory listing fees.

Other Expenses (Income) and Non-Cash Items

	Year ended December 31,		Increase
	2011	2010	(decrease)
Other (income) expenses and non-cash items:
Exploration partner administration incom	$(181,417)	$(155,639)	$(25,778)
Foreign exchange loss	189,877	324,828	(134,951)
General exploration costs	506,297	794,571	(288,274)
Gain on sale of mineral property	-	(50,000)	50,000
Impairments	4,183,224	622,121	3,561,103
Interest income	(169,662)	(11,321)	(158,341)
Write-off of equipment	38,525	-	38,525
Fair value gain on derivative liability	-	(4,037,184)	4,037,184
	$4,566,844	$(2,512,624)	$7,079,468

a)

Exploration partner administration income: The Company charges a 10% administration fee on its Nieves joint venture partner’s shared exploration costs and 5% fee on expenditures on its central Mexico properties under the Goldcorp IFA agreement.

b)

Foreign exchange: The Company recognized a foreign exchange loss of $189,877 in 2011 compared to $324,828 in 2010 due to the fluctuation of the Canadian dollar against the US dollar. Volatility in the foreign exchange rate could continue to result in significant foreign exchange gains or losses. The Company does not actively hedge its exposure to changes in the value of the Canadian dollar.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Year Ended December 31, 2011

c)

General exploration costs: These costs represent expenditures to undertake and support exploration activities on the Company’s properties. If the expenditures are deemed not to be specifically related to individual properties or not recoverable, they are expensed as incurred.

d)	Impairment: during the year ended December 31, 2011, the Company wrote down the carrying value of the following properties totaling $4,183,224:
i.	$2,441,592 related to Duke Island property
ii.	$257,533 related to Peg Leg property
iii.	$49,809 related to the Klondike property
iv.	$1,109,446 related to Willow Creek property
v.	$324,844 related to Gray Hills property.
e)	Interest earned varies based on the timing, type and amount of equity placements and resultant fluctuations in cash.
f)

Fair value gain on derivative liability is related to the U.S. dollar denominated warrants issued on November 27, 2008, December 19, 2008 and January 15, 2009 with respect to the convertible debt financings. See Note 17 in the consolidated financial statements for details.

Selected Annual Information

The following table sets forth a comparison of financial data for the previous two most recently completed fiscal years:

	December 31, 2011	December 31, 2010
Total income	$351,079	$166,960
Net loss for the year 5	(11,264,539)	(2,769,248)
Basic and diluted loss per share	(0.08)	(0.02)
Total assets	73,610,822	65,460,923
Cash dividends declared	-	-

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Year Ended December 31, 2011

Quarterly Information Trends

The following quarterly information is derived from the Company’s consolidated financial statements:

	December 31, 2011	September 30, 2011	June 30, 2011	March 31, 2011
General administrative expense	$(1,188,387)	$(912,468)	$(793,952)	$(956,181)
Exploration partner administration incom	18,358	77,073	38,362	47,624
Foreign exchange gain (loss)	(149,196)	192,862	(15,329)	(218,214)
General exploration costs	(201,479)	(159,568)	(42,382)	(102,868)
Impairments	-	-	(1,434,290)	(2,748,934)
Interest income	118,057	47,012	2,262	2,331
Share-based payments	(265,675)	(2,341,617)	(198,503)	(40,912)
Write-off of equipment	-	-	(38,525)	-
Net loss	(1,668,322)	(3,096,706)	(2,482,357)	(4,017,154)
Basic loss per share	$(0.01)	$(0.02)	$(0.02)	$(0.03)

	December 31, 2010	September 30, 2010	June 30, 2010	March 31,h2010
General administrative expenses	$(799,613)	$(675,229)	$(848,023)	$(707,749)
Exploration partner administration in com	57,941	41,650	30,614	25,434
Foreign exchange gain (loss)	(106,236)	(226,066)	187,015	(179,541)
General exploration costs	(379,923)	(103,971)	(251,264)	(59,413)
Gain on sale of mineral property	50,000	-	-	-
Impairments	(622,121)	-	-	-
Interest income (expenses)	11,146	2,680	(2,090)	(415)
Share-based payments	(214,380)	(1,626,918)	(201,598)	(208,362)
Fair value gain on derivative liability	-	-	353,919	3,683,265
Net income (loss)	$(2,003,186)	(2,587,854)	(731,427)	2,553,219
Basic income (loss) per share	$(0.02)	$(0.02)	$(0.01)	$0.02

The Company’s results have been largely driven by the level of its exploration activities and foreign exchange rates. The Company has had no revenue from mining operations since its inception. Major variations in costs are summarized below:

  General exploration expenditures can vary widely from quarter to quarter depending on the stages and priorities of the exploration program.
  The Company receives management fees on the Blackberry joint venture and other Mexico properties under the Goldcorp IFA agreement, the amount of which varies dependent on the level of project expenditures.
  Foreign exchange gains and losses arise because the Company conducts certain of its activities and holds financial assets in the US and Mexico in US dollars and Mexican Pesos, but reports its financial results in Canadian dollars.
  Share-based payments can vary widely from quarter to quarter based on the timing, amount and tenure of stock option awards.
  Interest earned and financing costs vary based on the timing, type and amount of debt and equity placements and resultant fluctuations in cash.

During the fourth quarter, the Company hired its Vice President of Yerington Project and granted 300,000 stock options at exercise price of $0.90 for five years. The Company received higher interest resulting from the $8.9 million proceeds of warrants exercised in September and October 2011.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Year Ended December 31, 2011

Related Party Information and Commitment

Manex Resource Group (“Manex”), a private company controlled by a director of the Company, provides comprehensive management, administration, equipped office space, investor relations and corporate secretarial services to the Company. These services were provided in the normal course of operations for consideration established and accepted by the Company and Manex, which management believes was reasonable and cost-effective under the circumstances. The committed cost in 2012 to Manex is $93,000 expiring June 30, 2012. In February 2012, the Company renewed the service agreement for another five years. Please see consolidated financial statements notes 10 and 15 for more detailed information.

The Company is party to an agreement dated March 27, 2006, subsequently amended, with Atherton Enterprises Ltd. to retain the services of Mr. Scott Hean as Chief Financial Officer at $175,000 per annum.

Financial Condition, Liquidity and Capital Resources

The Company finances its operations by raising capital in the equity markets. As at March 27, 2012, the Company has cash and cash equivalents of $6.2 million, of which $4 million has been invested in low risk guaranteed investment certificates (“GIC’s”).

The Company will need to rely on the sale of equity and/or the optioning of its mineral property interests via joint venture agreements with third parties to provide working capital and to finance its mineral property acquisition and exploration activities. Since the Company does not generate any revenue from operations, its long-term profitability will be directly related to the success of its mineral property acquisition and exploration activities.

During the year ended December 31, 2011, the Company received net proceeds of $5,918,882 from a private placement, $8,888,424 from the exercise of warrants, $723,405 from the exercise of stock options.

During the year ended December 31, 2011, the Company used cash in operating activities of $4,377,036 (2010 - $4,338,516) and had $17,345,625 (2010 - $9,049,566) in mineral property acquisition and exploration costs. The Company received US$1,541,857 shared exploration costs from Blackberry Ventures and US$1,774,711 exploration recovery from Goldcorp for the advanced property. The ability of the Company to continue these activities is dependent on the success of its mineral properties and its ability to generate investor interest.

Outstanding Shares, Stock Options and Share Purchase Warrants

As at March 27, 2012, 152,394,949 common shares were issued and outstanding, 7,508,803 warrants were outstanding at a weighted average exercise price of $1.98 and 11,435,000 stock options were outstanding and 11,133,333 exercisable at a weighted average exercise price of $1.53.

Off Balance Sheet Arrangements

None

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Year Ended December 31, 2011

Disclosure Controls and Internal Control over Financial Reporting

Management has evaluated the effectiveness of the Company’s disclosure controls and procedures and has concluded based on its evaluation that they are effective to provide reasonable assurance that material information relating to the Company is made known to management and disclosed in accordance with applicable securities regulations.

Internal control over financial reporting has been designed, based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

Management, under the supervision of the CEO and CFO, has evaluated the effectiveness of the Company’s internal control over financial reporting using the framework designed as described above and based on this evaluation, the CEO and CFO have concluded that internal control over financial reporting was effective as of December 31, 2011 and there have been no significant changes to internal control over financial reporting in the year ended December 31, 2011.

Because of inherent limitations, internal control over financial reporting and disclosure controls can provide only reasonable assurances and may not prevent or detect misstatements. Furthermore, projections of any evaluation of effectiveness to future years are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Audit Committee of the Company has reviewed this MD&A, and the consolidated financial statements for the year ended December 31, 2011, and the Board of Directors approved these documents prior to their release.

Transition to IFRS

The consolidated financial statements for the year ended December 31, 2011 are prepared under IFRS’s. The accounting policies described in Note 3 have been applied in preparing the consolidated financial statements for the year ended December 31, 2011, the comparative information presented in the consolidated financial statements for year ended December 31, 2010 and the consolidated statement of financial position as at January 1, 2010. An explanation of IFRS 1, exemptions applicable to first-time adoption of IFRS, and the required reconciliations between IFRS and Canadian GAAP are described below.

IFRS 1, First-time adoption of IFRS (“IFRS 1”)

In preparing these consolidated financial statements, the Company has applied IFRS 1, which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 gives entities adopting IFRS for the first time a number of optional exemptions in certain areas, to the general requirement for full retrospective application of IFRS.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Year Ended December 31, 2011

Share-based payments

The Company has elected to not apply IFRS 2, Share-based Payment, to equity instruments granted on or before November 7, 2002 and those granted but fully vested before the date of transition of January 1, 2010.

Business combinations

IFRS 1 indicates that a first-time adopter may elect not to apply IFRS 3 Business Combinations retrospectively to business combinations that occurred before the date of transition to IFRS. The Company has taken advantage of this election and will apply IFRS 3 to business combinations that occur on or after January 1, 2010.

Reconciliation from previous GAAP on transition to IFRS

Under Canadian GAAP, warrants that have an exercise price denominated in a currency other than the Company’s functional currency are accounted for as equity instruments. Under IFRS, such instruments meet the definition of a derivative liability and are recorded as a financial liability and are required to be measured at fair value at each reporting period with gains or losses recognized in net income (loss). The warrants issued on November 27, 2008, December 19, 2008 and January 15, 2009 with respect to the convertible debt financing had an exercise price denominated in U.S. dollars. As a result, these warrants are required to be measured and recognized at fair value with changes subsequent to the initial recognition charged to the net income (loss) until they are fully exercised. The Company has determined the fair value using the Black-Scholes option pricing model. The warrants expired or were exercised completely by May 25, 2010.

As at January 1, 2010, the Company recorded an adjustment to recognize the fair value of the warrant liability amounting to $8,477,944 and increased deficit by $8,477,944.

For the year ended December 31, 2010, the Company recorded a warrant revaluation gain $4,037,184 resulting from the fair value impact of this derivative liability. On exercise of the warrants the associated derivative liability of $4,440,760 was transferred to share capital.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Year Ended December 31, 2011

Reconciliation of the consolidated statements of financial position

	December 31,	January 1,
	2010	2010
Total assets under Canadian GAAP	$65,460,923	$41,872,497
Adjustment on adoption of IFRS	-	-
Total assets under IFRS	$65,460,923	$41,872,497

Total liabilities under Canadian GAAP	$896,568	$879,387
Derivative liability - warrants	-	8,477,944
Total liabilities under IFRS	$896,568	$9,357,331

Deficit under Canadian GAAP	$(42,422,329)	$(35,615,897)
Derivative liability - warrants	(4,440,760)	(8,477,944)
Deficit under IFRS	$(46,863,089)	$(44,093,841)

Share capital under Canadian GAAP	91,360,190	63,168,843
Derivative liability - warrants	4,440,760	-
Share capital under IFRS	$95,800,950	$63,168,843

Total shareholders' equity under Canadian GAAP	$64,564,355	$40,993,110
Adjustment on adoption of IFRS	-	(8,477,944)
Totals hareholders' equity under IFRS	$64,564,355	$32,515,166
Total liabilities and shareholders' equity under IFRS	$65,460,923	$41,872,497

Reconciliation of consolidated comprehensive loss

Year ended December
31, 2010
Comprehensive loss under Canadian GAAP	$(6,810,765)
Adjustment for derivative liability	4,037,184
Comprehensive loss under IFRS	$(2,773,581)

There were no material adjustments or impact on the consolidated statement of cash flows for the year ended December 31, 2010.

Financial and other Instruments

The Company’s activities expose it to a variety of risks arising from financial instruments. Please refer to Note 16 in the consolidated financial statements for the year ended December 31, 2011 for detailed discussions.

The Company’s marketable securities as at December 31, 2011 were carried at fair value. During the year ended December 31, 2011, the Company reported an unrealized loss of $34,000 from mark-to-market adjustments on the marketable securities.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Year Ended December 31, 2011

Risks and Uncertainties

Investing in the Company’s common stock involves a high degree of risk. Before deciding to purchase, hold or sell the Company’s common stock, you should carefully consider the risks described below in addition to the cautionary statements and risks described elsewhere and the other information contained in this MD&A and in the Company’s other filings with securities regulatory authorities. The risks and uncertainties described below are not the Company’s only ones. Additional risks and uncertainties not presently known to the Quaterra or that Quaterra currently deems immaterial may also impair the Company’s business operations. If any of these known or unknown risks or uncertainties actually occurs with material adverse effects on Quaterra, the Company’s business, financial condition, results of operations and/or liquidity could be seriously harmed, which could cause the Company’s actual results to vary materially from recent results or from the Company’s anticipated future results. In addition, the trading price of the Company’s common stock could decline due to any of these known or unknown risks or uncertainties, and you could lose all or part of your investment.

The Company may not have sufficient funds to complete further exploration programs.

The Company does not generate operating revenue and must finance exploration activity by other means, such as raising funds through the sale of equity, debt, or property interests. The Company cannot provide any assurance that additional funding will be available for further exploration of the Company’s projects or to fulfill anticipated obligations under existing property agreements. As of December 31, 2011, the Company had working capital of $10,777,579. Management believes that its remaining cash resources, together with the continued contribution of its joint venture partners, will enable Quaterra to carry its exploration activities in the next twelve months. If the Company fails to maintain or obtain sufficient financing, the Company will have to delay or cancel further exploration of Quaterra’s properties and could lose some of or all of its interest in the properties

Future equity transactions could cause dilution of present and prospective shareholders.

Historically, the Company has financed operations through private placements. In order to finance future operations and development efforts, the Company may raise funds through the issue of common shares, the issuance of securities convertible into common shares through private placements or public offerings, or the sale of assets. The common shares in these financings often are sold at a discount to market prices, and the exercise price of the warrants sometimes is at or may be lower than market prices. The Company cannot predict the size of future issues of common shares or the issue of securities convertible into common shares or the effect, if any, that issues and sales of the Company’s common shares will have on the market price of its common shares. Any transaction involving the issue of common shares, or securities or convertible into common shares, could result in dilution, possibly substantial, to present and prospective holders of common shares, either at the time of the financing or subsequently when restrictions if any expire and the common shares are resold into the public markets. Similarly, the Company cannot predict the value of any asset sale nor its effect on the market price of its common shares.

The Company has a history of losses and expects to incur losses for the foreseeable future.

The Company has incurred losses during each of the prior two periods in the amounts of $11,264,539 for the year ended December 31, 2011 and $2,769,248 for the year ended December 31 2010. As of December 31, 2011, the Company had an accumulated deficit of $58,127,628. Quaterra expects to continue to incur losses unless and until such time as one or more of the properties enter into commercial production and generate sufficient revenues to fund the Company’s continuing operations.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Year Ended December 31, 2011

The Company’s exploration programs may not result in a commercial mining operation.

Mineral exploration involves significant risk because few properties that are explored contain bodies of ore that would be commercially economic to develop into producing mines. Quaterra’s mineral properties are without a known body of commercial ore and the proposed programs are an exploratory search for ore. The Company cannot provide any assurance that current exploration programs will result in any commercial mining operation. If the exploration programs do not result in the discovery of commercial ore, the Company will be required to acquire additional properties and write-off all investments in existing properties.

The Company does not have Proven Mineral Reserves or Probable Mineral Reserves.

The Company has not established the presence of any Proven Mineral Reserves or Probable Mineral Reserves (as such terms are defined in National Instrument 43-101 of the Canadian Securities Administrators); please refer to “Disclosure of Mineral Resources” in the Preliminary Notes to the Company’s AIF) at any of Quaterra’s mineral properties. The Company cannot provide any assurance that future feasibility studies will establish Proven Mineral Reserves or Probable Mineral Reserves at Quaterra’s properties. The failure to establish Proven Mineral Reserves or Probable Mineral Reserves could restrict the Company’s ability to successfully implement its strategies for long-term growth.

Mineral resource estimates are subject to updates which may differ from prior estimates and adversely affect the value of the Company’s properties.

The estimating of mineralization is a subjective process and the accuracy of estimates is a function of the quantity and quality of available data, the accuracy of statistical computations, and the assumptions used and judgments made in interpreting engineering and geological information. There is significant uncertainty in any mineralization estimate, and the actual deposits encountered and the economic viability of mining a deposit may differ significantly from our estimates. From time to time, Quaterra obtains updated resource estimates and technical reports related to the Company’s mineral properties. For example, as of the date of this MD&A, Caracle Creek International Consulting, Inc. is conducting work to update its technical reports and resource estimates prepared in 2009 and 2010 relating to the Nieves silver project. Subsequent work performed to estimate mineralization may be unable to confirm previous estimates and may result in different estimates. As a result, future technical reports may adversely differ from previous estimates and negatively affect the value of Quaterra’s mineral properties.

The Company’s future business and financial condition are dependent upon resource prices.

Resource prices have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company’s control. These include international economic and political trends, inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new and improved extraction and production methods. These factors may negatively affect the marketability of any ore or minerals discovered at, and extracted from, Quaterra’s properties. If, because of a sustained decline in prices, financing were not available to meet cash operating costs, the feasibility of continuing operations would be evaluated and if warranted, would be discontinued.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Year Ended December 31, 2011

The Company’s common share price has been and may continue to be subject to volatility.

U.S. and Canadian securities markets in recent years have experienced high levels of price and volume volatility, and the market price of securities of many companies have experience wide fluctuation in price which have not necessarily been related to the operating performance underlying assets values or prospects of such companies. Factors unrelated to Quaterra’s financial performance or prospects include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. The Company’s share price, financial condition, and results of operations are all also likely to be significantly affected by short-term changes in uranium, gold, silver and copper prices. Continual fluctuations in metal prices may occur. As a result of any of these factors, the market price of the Company’s shares at any given point in time may be subject to wide swings unrelated to any direct action by Quaterra’s operations.

Some of the Company’s directors and officers may have conflicts of interest due to their involvement with other natural resource companies.

Some the Company’s directors and officers are directors or officers of other natural resource or mining-related companies and these associations may give rise to conflicts of interest from time to time. As a result of these conflicts of interest, Quaterra may miss the opportunity to participate in certain transactions, which may have a material, adverse effect on the Company’s financial position.

The Company may experience difficulty attracting and retaining qualified management to grow Quaterra’s business.

The Company is dependent on the services of key executives including the Chief Executive Officer and other highly skilled and experienced executives and personnel focused on advancing corporate objectives as well as the identification of new opportunities for growth and funding. Due to the Company’s relatively small size, the loss of these persons or the Quaterra’s inability to attract and retain additional highly skilled employees required for activities may have a material adverse effect on the Company’s business and financial condition.

The Company may be limited in its ability to manage growth.

Should the Company be successful in its efforts to develop mineral properties or to raise capital for such development or for the development of other mining ventures, it may experience significant growth in operations. Any expansion of the Company’s business would place demands on management, operational capacity, and financial resources. The Company anticipates that it will need to recruit qualified personnel in all areas of operations. There can be no assurance that Quaterra will be effective in retaining current personnel or attracting and retaining additional qualified personnel, expanding operational capacity or otherwise managing growth. The failure to manage growth effectively could have a material adverse effect on the Company’s business, financial condition and results of operations.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Year Ended December 31, 2011

Environmental and other regulatory requirements may limit the Company’s operations and increase expenses.

The Company’s operations are subject to environmental regulations promulgated by various Canadian, U.S., and Mexican government agencies. Claims and current and future operations will be governed by laws and regulations governing mineral concession acquisition, prospecting, development, mining, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies such as ours that engage in exploration activities often experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. Issuance of permits for Quaterra’s exploration activities is subject to the discretion of government authorities, and the Company may be unable to obtain or maintain such permits. Permits required for future exploration or development may not be obtainable on reasonable terms or on a timely basis. Existing and possible future laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact and cause increases in capital expenditures or require abandonment or delays in exploration.

The Company’s Arizona uranium claims are subject to a U.S. government order withdrawing new mining claims.

On January 9, 2012, the U.S. Department of the Interior announced a Public Land Order to withdraw approximately one million acres of federal land for a twenty year period. The stated effect of the withdrawal order is to withdraw the acreage from new mining claims and sites under the 1872 Mining Law, subject to “valid existing rights” and does not prohibit previously approved uranium mining, or development of new projects that could be approved on claims and sites with “valid existing rights.” The withdrawal order affects all of the Company’s unpatented Arizona uranium claims on federal lands but does not affect future exploration or development on the Company’s 5.9 square miles of state leases in Arizona. Some of the Company’s mineral claims on federal lands may be excluded from the withdrawal order depending on how the U.S. Bureau of Land Management interprets and applies “valid existing rights.” The Company believes that its exploration and development efforts have enhanced several of claims to the point where they could be developed based upon existing rights. The withdrawal order is subject to various litigation by third parties. Unless it is revoked or overturned, the withdrawal may inhibit the Company’s ability to implement its strategy for and adversely affect the value of the Arizona uranium claims.

Operating hazards associated with mining may expose the Company to liability.

Mining operations generally involve a high degree of risk, including hazards such as unusual or unexpected geological formations. Operations in which the Company has an interest are subject to all the hazards and risks normally incidental to exploration, development and production of minerals, any of which could result in work stoppages, damage to or destruction of mines and other producing facilities, damage to or loss of life and property, environmental damage and possible legal liability for any or all damage or loss. The Company currently does not maintain standard insurance policies on Quaterra’s properties. The Company may become subject to liability for cave-ins and other hazards for which cannot be fully insured or against which the Company may elect not to insure where premium costs are disproportionate to the Company’s perception of the relevant risks. For example, the Company is not currently covered by any form of political risk insurance or any form of environmental liability insurance. The payment of such insurance premiums and the incurring of such liabilities would reduce the funds available for exploration activities.

The Company’s properties may be subject to uncertain title.

The acquisition of title to resource properties or interest therein is a very detailed and time consuming process. Title to and the area of resource concessions may be disputed. The Company has investigated title to all of its mineral properties and, to the best of the Company’s knowledge, title to all of Quaterra’s properties are in good standing. The properties may be subject to prior, and in some cases, not fully ascertainable unregistered agreements or transfers, and title may be affected by undetected defects. Title may be based upon interpretation of a country’s laws, which laws may be ambiguous, inconsistently applied and subject to reinterpretation or change.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Year Ended December 31, 2011

Enforcement of judgments or bringing actions outside the United States against the Company and its directors and officers may be difficult.

Quaterra is organized under the law of and headquartered in British Columbia, Canada, and the majority of the Company’s directors and officers are not citizens or residents of the U.S. In addition, a substantial part of the Company’s assets are located outside the U.S. and Canada. As a result, it may be difficult or impossible for one to (a) enforce in courts outside the U.S. judgments against the Company and a majority of Quaterra’s directors and officers, obtained in U.S. courts based upon the civil liability provisions of U.S. federal securities laws or (b) bring in courts outside the U.S. an original action against the Company and its directors and officers to enforce liabilities based upon such U.S. securities laws.

Forward-Looking Statements

This MD&A contains “forward-looking statements”. Statements that are not historical fact and that relate to predictions, expectations, beliefs plans, projections, objectives, assumptions, future events, or future performance may be forward-looking statements. Forward-looking statements may be identified by such terms as “believes”, “anticipates”, “expects”, “estimates”, “may”, “could”, “would”, “will”, “plan” or similar words.

You are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements are subject to inherent risks and uncertainties which could cause actual events or results – such as, among other things, results of exploration, reclamation, capital costs, and the Company’s financial condition and prospects – to differ from those reflected in a forward-looking statement. These risks and uncertainties include without limitation: the Company’s ability to finance the continued exploration of mineral properties; the Company’s history of losses and expectation of future losses; the Company’s ability to obtain adequate financing for planned exploration activities; uncertainty of production at the Company’s mineral exploration properties; the lack of Proven Mineral Reserves or Probable Mineral Reserves; changes in resource estimates resulting from updated testing and technical reports; the impact of governmental regulations, including environmental regulations; and commodity price fluctuations. This list is not exhaustive of the factors that may affect the Company’s forward-looking statements. Further information regarding these and other factors, are included in this MD&A under the “Risk and Uncertainties” heading and in the Company’s filings with securities regulatory authorities.

The forward-looking statements contained in this MD&A are based on the beliefs, expectations, and opinions of management on the date the statements are made. The Company undertakes no obligation to update any forward-looking statement should circumstances or estimates or opinions change, except in accordance with applicable securities laws.

For ease of reference, the following information is provided:

Canadian Dollars per U.S. Dollar

	December 31, 2010	December 31, 2011

Rate at end of year	0.9946	1.0170
Average rate	1.0303	0.9891
High	1.0745	1.0630
Low	0.9946	0.9383

www.bankofcanada.com

Conversion Table
Imperial			Metric

1Acre	=	0.404686	Hectares
1Foot	=	0.304800	Metres
1Mile	=	1.609344	Kilometres
1Ton	=	0.907185	Tonnes
1Ounce (troy)/ton	=	34.285700	Grams/Tonne

Precious metal units andc onversion factors

ppb	-Part per billion	1	ppb	=	0.0010	ppm	=	0.000030	oz/t
ppm	-Part per million	100	ppb	=	0.1000	ppm	=	0.002920	oz/t
oz	-Ounce (troy)	10,000	ppb	=	10.0000	ppm	=	0.291670	oz/t
oz/t	-Ounce per ton (avdp.)	1	ppm	=	1.0000	ug/g	=	1.000000	g/tonne
g	-Gram
g/tonne	-gram per metric ton	1	oz/t	=	34.2857	ppm
mg	-milligram	1	Carat	=	41.6660	mg/g
kg	-kilogram	1	ton (avdp.)	=	907.1848	kg
ug	-microgram	1	oz (troy)	=	31.1035	g

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Year Ended December 31, 2011

Glossary of Abbreviations
Ag:	Silver
Ag gm/t:	Silver grade measured in grams per metric tonne
Converts to ounces per ton by dividing by 34.286
AMR:	Advance minimum royalty payments
Au:	Gold
Au gm/t:	Gold grade measured in grams per metric tonne
Converts to ounces per ton by dividing by 34.286
Ba:	Barium
CAD:	Canadian dollars
Co:	Cobalt
CSAMT:	Controlled source audio-frequency magneto telluric geophysical survey
Cu:	Copper
EIS:	Environmental Impact Statement
Fe:	Iron
43-101:	Canadian National Instrument 43-101
gpm:	gallons per minute
gpt:	grams per tonne
g/t:	grams per tonne
IP:	Induced Polarization geophysical survey
m.y:	Million years
Ni:	Nickel
NSR:	Net smelter return royalty
Oz:	Troy ounce
oz/t or opt:	Ounces per ton.
Pb:	Lead
Pd:	Palladium
PGE:	Platinum Group Element
PGM:	Platinum group minerals
PPB:	Parts per billion
PPM:	Parts per million
Pt:	Platinum
S:	Sulphur
TD:	Total depth of a drill hole.
tpd:	Tonnes per day
TSX-V	Toronto Stock Exchange - Venture Exchange
US$:	U.S. dollars
U3O8:	Uranium oxide known as “yellow cake”.
VLF:	Very low frequency electromagnetic geophysical survey
VMS:	Volcanogenic massive sulphide